Stolt Offshore S.A.
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NEWS RELEASE


       Stolt Offshore S.A. Announces Clearance by US Department of Justice
                     for Sale of Certain Assets to Cal Dive

London, England - October 19, 2005 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), confirmed today that the US Department of Justice has cleared the sale of the shallow water assets that form part of its North America and Mexico (NAMEX) business to Cal Dive.

Stolt Offshore is now undertaking pre-close formalities and completion accounts with Cal Dive after which information will be issued on the final gain on sale.

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Deborah Keedy/Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@stoltoffshore.com
julian.thomson@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
egonda@brunswickgroup.com